UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 5)*

DryShips Inc.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

Y2109Q705
(CUSIP Number)

William S. Haft Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142 +1-212-506-3740
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	Y2109Q705

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SPII Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

72,421,515

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

72,421,515

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

72,421,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

73.1%(1)

14.	TYPE OF REPORTING PERSON

CO

(1)	Calculation based on 99,063,448 Common Shares (defined below) outstanding as of June 18, 2018.

CUSIP No.	Y2109Q705

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sierra Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2109Q705

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mountain Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2109Q705

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

George Economou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*72,421,515

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*72,421,515

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*72,421,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

73.1%(1)

14.	TYPE OF REPORTING PERSON

IN

*	Mr. Economou may be deemed to beneficially own SPII Holdings Inc., and may thereby be deemed to beneficially own the 72,421,515 Common Shares owned by SPII Holdings Inc.

(1)	Calculation based on 99,063,448 Common Shares outstanding as of June 18, 2018.

CUSIP No.	Y2109Q705

This Amendment No. 5 ("Amendment No. 5") amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "SEC") by the Reporting Persons (as defined below) on September 5, 2017 (the "Original Schedule 13D"), as amended on October 6, 2017 ("Amendment No. 1"), March 15, 2018 ("Amendment No. 2"), May 16, 2018 ("Amendment No. 3"), and June 11, 2018 ("Amendment No. 4," and the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4, when taken together, are the "Initial Statement"). On June 15, 2018, Sierra Investments Inc. and Mountain Investments Inc. transferred 45,876,061 Common Shares and 14,545,454 Common Shares, respectively, to SPII Holdings Inc. and ceased to be Reporting Persons as of that date. See Item 3 herein.

Item 1.	Security and Issuer

This Amendment No. 5 relates to the common shares, par value $0.01 per share (the "Common Shares") of DryShips Inc., a Marshall Islands corporation (the "Issuer"). The address of the principal executive office of the Issuer is 109 Kifissias Avenue and Sina Street, 151 24, Marousi, Athens, Greece.

Item 2.	Identity and Background
(a),(f)
This Amendment No. 5 is being filed by SPII Holdings Inc., a Marshall Islands corporation ("SPII"), Sierra Investments Inc., a Marshall Islands corporation ("Sierra"), Mountain Investments Inc., a Marshall Islands corporation ("Mountain"), and Mr. George Economou, a citizen of Greece ("Mr. Economou," and, together with SPII, Sierra, and Mountain, the "Reporting Persons").

(b)
The address of the principal place of business of SPII, Sierra and Mountain is c/o Mare Services Limited, 5/1 Merchants Street, Valletta VLT, 1171, Malta.

Mr. Economou's correspondence address is 109 Kifissias Avenue and Sina Street, 151 24, Marousi, Athens, Greece.

(c)	The principal business of SPII, Sierra, and Mountain is acting as investment holding companies. Mr. Economou is the Chairman and Chief Executive Officer of the Issuer.

The name, citizenship, present principal occupation or employment and business address of each executive officer or director of SPII, Sierra and Mountain is set forth below.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Mare Services Limited	Sole Director/Secretary	Mare Services Limited is a Maltese corporation, and its principal business address is 5/1 Merchants Street, Valletta VLT, 1171, Malta.

Dr. Adriano Cefai	President/Treasurer	Mr. Cefai is a citizen of Malta. Mr. Cefai's principal occupation is attorney at law, and his principal business address is 5/1 Merchants Street, Valletta VLT, 1171, Malta.

(d), (e)
None of the Reporting Persons nor any executive officer or director of the Reporting Persons listed above, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
On June 15, 2018, Sierra and Mountain transferred 45,876,061 Common Shares and 14,545,454 Common Shares, respectively, to SPII.

Item 4.	Purpose of Transaction
The information in Item 3 of this Amendment No. 5 is hereby incorporated by reference.

In February 2018, the Issuer's Board of Directors approved a share repurchase program, pursuant to which the Issuer is authorized to purchase up to $50 million of its Common Shares over a 12-month period. In connection with the Issuer's share repurchase program, as of June 18, 2018, the Company's total number of outstanding Common Shares decreased to 99,063,448 from the total number of 99,675,370 outstanding Common Shares as of June 11, 2018.

There are no other changes to Item 4 from the Initial Statement.

Item 5.	Interest in Securities of the Issuer

(a)-(c)
As of June 18, 2018, the Issuer had 99,063,448 Common Shares outstanding. Based upon the foregoing, as of the date hereof, the Reporting Persons may be deemed to beneficially own the Common Shares set forth below:

		Voting			Dispositive
Names	Percentage of Common Shares Beneficially Owned	Sole	Shared		Sole	Shared
SPII	73.1%	0	72,421,515		0	72,421,515
Sierra	0%	0	0		0	0
Mountain	0%	0	0		0	0
Mr. Economou	73.1%	0	72,421,515	(1)	0	72,421,515	(1)

(1)	Mr. Economou may be deemed to beneficially own SPII, and may thereby be deemed to beneficially own the 72,421,515 Common Shares owned by SPII.

Except as described above, no other Common Shares are beneficially owned by the persons named in Item 2 of this Amendment No. 5.

Except as described herein, there have been no other transactions by the Reporting Persons in the Common Shares during the past 60 days.

(d)
No person other than SPII or Mr. Economou is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Common Shares reported in this Amendment No. 5.

(e)	Sierra and Mountain ceased to be Reporting Persons on June 15, 2018.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in the Initial Statement, the Reporting Persons do not have any other contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits

Exhibit A.  Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 18, 2018
(Date)

SPII HOLDINGS INC.

BY: MARE SERVICES LIMITED

By:	/s/ Dr. Renato Cefai
	Name: Title:	Dr. Renato Cefai Director of Mare Services Limited

SIERRA INVESTMENTS INC.

BY: MARE SERVICES LIMITED

By:	/s/ Dr. Renato Cefai
	Name: Title:	Dr. Renato Cefai Director of Mare Services Limited

MOUNTAIN INVESTMENTS INC.

BY: MARE SERVICES LIMITED

By:	/s/ Dr. Renato Cefai
	Name: Title:	Dr. Renato Cefai Director of Mare Services Limited

GEORGE ECONOMOU*

/s/ George Economou
(Signature)

* The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

Attention:          Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).